

HART & HART, LLC
ATTORNEYS AT LAW
1624 Washington Street
Denver, CO 80203

William T. Hart, P.C.
Will Hart

harttrinen@aol.com
Facsimile: (303) 839-5414

(303) 839-0061

May 20, 2013

Tom Jones
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C. 20549

Received SEC
MAY 29 2013
Washington, DC 20549

Re: <u>MyEZSmokes, Inc.</u>
Form 1-A Amend. No. 4 File No. 24-10336

This office represents MyEZSmokes, Inc. (the "Company"). Enclosed please find seven copies of Amendment No. 4 to the Company's Offering Statement, one of which has been manually signed. Also enclosed are two marked copies of Amendment No. 4. This letter provides the Company's responses to the comments received from the staff by letter dated May 9, 2013. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the marked copies where the response to the comment can be found. A number preceded with the letter "F" indicates the page number of the financial statements where the response to the comment can be found.

<u>Page</u>

1. Comment complied with.

2. Comment complied with.

3. Comment complied with.

4. The disclosure which is the subject of this comment has been removed.

5. Comment complied with.

6.
   - The 293,000 and 125,000 shares were not issued to the same non-employee.
   - The shares issued as part of the consulting arrangement have the same restrictions as the shares that were issued for cash.
   - The filing has been revised to explain in more detail why the underlying market values are different in the transactions which are the subject of this comment.

7. Comment complied with.

8.   The disclosure which is the subject of this comment has been removed.

Very Truly Yours,

HART & HART, LLC

By */s/ William T. Hart*

William T. Hart

WH:tg

MyEZSmokes Letter SEC Jones 1-A Amend No. 4 5-20-13